SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 8)

VONAGE HOLDINGS CORP.

(Name of Subject Company (Issuer))

VONAGE HOLDINGS CORP.

(Name of Filing Person (Offeror))

5% SENIOR UNSECURED CONVERTIBLE NOTES DUE 2010

(Title of Class of Securities)

92886TAA0, 92886TAB8, 92886TAC6 and 92886TAD41

(CUSIP Numbers of Class of Securities)

John S. Rego

Executive Vice President, Chief Financial Officer and Treasurer

Vonage Holdings Corp.

23 Main Street, Holmdel, NJ 07733

(732) 528-2600

(Name, Address and Telephone Number of Persons Authorized to

Receive Notices and Communications on Behalf of the Filing Persons)

Copy to:

James S. Scott Sr., Esq.

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10021

(212) 848-4000

CALCULATION OF FILING FEE

Transaction Valuation(*)	Amount of Filing Fee
$256,980,309	$10,100

(*)	Calculated solely for purpose of determining the amount of the filing fee and based upon a purchase of $253,460,031 principal amount of 5% Senior Unsecured Convertible Notes due 2010 plus accrued and unpaid interest up to, but not including, the date of payment for the Notes accepted for payment. The amount of the filing fee, $39.30 for each $1,000,000 of value, was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $10,100	Filing Party:	Vonage Holdings Corp.
Form or Registration No.: Schedule TO	Date Filed:	July 30, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

[1]	Applicable only to 5% Senior Unsecured Convertible Notes due 2010 that are represented by Rule 144A global securities, and not to any such notes that are represented by certificated securities.

This Amendment No. 8 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on July 30, 2008, as amended and supplemented by Amendments No. 1, No. 2, No. 3, No. 4, No. 5, No. 6 and No. 7 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 4, 2008, August 11, 2008, August 19, 2008, August 27, 2008, September 16, 2008, September 30, 2008 and October 16, 2008 respectively (collectively, the “Schedule TO”) by Vonage Holdings Corp. (“Vonage”), a Delaware corporation. The Schedule TO relates to the offer by Vonage to purchase for cash any and all of Vonage’s 5% Senior Unsecured Convertible Notes due 2010 (the “Notes”) validly tendered and accepted, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 30, 2008 and in the related Letter of Transmittal. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

Items 1 and 4.

Items 1 and 4 of the Schedule TO are hereby amended and supplemented as follows:

(a) The cover of the Offer to Purchase is amended by deleting and replacing the third paragraph with the following:

The Offer is subject to the satisfaction of certain conditions, including (1) $185,000,000 minimum principal amount of Notes being validly tendered and not properly withdrawn (the “Minimum Tender Condition”), (2) the receipt by Vonage of the proceeds from (i) a $130.3 million senior secured first lien credit facility (the “First Lien Senior Facility”), (ii) a $72.0 million senior secured second lien credit facility (the “Second Lien Senior Facility”) and (iii) the sale of $18.0 million of Vonage’s 20% senior secured third lien notes due 2015 (the “Revised Convertible Notes” and, together with the First Lien Senior Facility and the Second Lien Senior Facility, the “Revised Financing”) (the “Financing Condition”) and (3) the satisfaction of the other conditions to the Offer set forth herein. For additional information, see the section entitled “Terms of the Offer—Conditions to the Offer” beginning on page 15 of this Statement.

(b) The response to the Summary Term Sheet question “Does Vonage have the financial resources to purchase the Notes?” is amended by deleting and replacing the first sentence with the following:

Vonage expects that net proceeds to Vonage from the Revised Financing together with cash on hand will provide the funds required to purchase all of the Notes sought pursuant to the Offer and to pay all fees and expenses in connection therewith.

(c) The response to the Summary Term Sheet question “Are there any significant conditions to the Offer?” is amended by deleting and replacing the second item of the first paragraph with the following:

(2) the Financing Condition, which requires the receipt by Vonage of the proceeds of the Revised Financing, has not been satisfied because the Revised Financing is itself subject to a number of conditions;

(d) The response to the Summary Term Sheet question “Are there any significant conditions to the Offer?” is amended by deleting and replacing the second paragraph with the following:

These and other conditions are described in greater detail in the section entitled “Terms of the Offer—Conditions to the Offer” beginning on page 15. The conditions precedent to the availability of the Revised Financing are described in the section entitled “Source and Amount of Funds” on page 7.

(e) The section “Terms of the Offer—Conditions to the Offer” is amended by deleting and replacing the second item of the third paragraph with the following:

(2) the Financing Condition, which requires the receipt by Vonage of the proceeds of the Revised Financing, has not been satisfied because the Revised Financing is itself subject to a number of conditions; you should read the section entitled “Source and Amount of Funds” beginning on page 7 for more information regarding the Financing Condition and the conditions to the Revised Financing itself;

Item 2.	Subject Company Information

Item 2 of the Schedule TO is hereby amended and supplemented as follows:

The section “Market Price Information” is amended by deleting and replacing the second sentence of the third paragraph with the following:

Any future financing arrangements, including the Revised Financing that we enter into may include limitations on the payment of cash dividends without the consent of the respective lenders.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements

Item 5(e) of the Schedule TO is hereby amended and supplemented by inserting the following at the end thereof:

(i)	Form of 20.00% Senior Secured Third Lien Note due 2015 issued by Vonage Holdings Corp. and Vonage America Inc.

(j)	Registration Rights Agreement, dated as of October 19, 2008, among Vonage Holdings Corp., Vonage America Inc. and purchasers of 20.00% Senior Secured Third Lien Notes due 2015.

The descriptions of the Form of 20.00% Senior Secured Third Lien Note due 2015 and the Registration Rights Agreement are set forth under the caption “Source and Amount of Funds—Revised Terms of Financing” in the Offer to Purchase.

Item 6.	Purpose of the Transaction and Plan or Proposals.

Item 6 of the Schedule TO is hereby amended and supplemented as follows:

The section “Purpose of the Offer” is amended by deleting and replacing the third and fourth sentences of the second paragraph with the following:

If we are unable to close the Revised Financing and purchase the Notes tendered pursuant to this Offer, we may not be able to obtain the financing necessary to pay the purchase price in cash for the Notes in the event we are required to repurchase some or all of the Notes upon exercise by the holders of their repurchase rights on December 16, 2008.

Item 7.	Source and Amount of Funds.

Item 7 of the Schedule TO is hereby amended and supplemented as follows:

The section “Source and Amount of Funds” in the Offer to Purchase is amended by deleting the section in its entirety and inserting the following:

On October 19, 2008, we entered into definitive agreements (collectively, the “Credit Documentation”) for a financing consisting of (i) a $130.3 million senior secured first lien credit facility (the “First Lien Senior Facility”), (ii) a $72.0 million senior secured second lien credit facility

(the “Second Lien Senior Facility”) and (iii) the sale of $18.0 million of Vonage’s 20% senior secured third lien notes due 2015 (the “Revised Convertible Notes” and, together with the First Lien Senior Facility and the Second Lien Senior Facility, the “Revised Financing”). Funding of the Revised Financing is subject to the fulfillment of the conditions precedent specified below, and is currently scheduled for November.

The co-borrowers under the Revised Financing will be Vonage Holdings Corp. (“Vonage”) and Vonage America Inc., its wholly owned subsidiary. Obligations under the Revised Financing will be guaranteed, fully and unconditionally, by Vonage’s other U.S. subsidiaries (together with the borrowers, the “Credit Parties”), and may in the future be guaranteed by Vonage Limited, a United Kingdom subsidiary of Vonage.

The lenders under the First Lien Senior Facility and the Second Lien Senior Facility and the purchasers of the Revised Convertible Notes will be Silver Point, certain of its affiliates, other third parties and affiliates of Vonage. Vonage and its financial advisor approached a limited number of qualified institutional buyers and institutional accredited investors, including holders of the Notes. Parties were not permitted to participate in the purchase of the Revised Convertible Notes unless they or one of their affiliates also agreed to be a lender in the First Lien Senior Facility or the Second Lien Senior Facility.

The following descriptions summarize the material terms of the Revised Financing as provided in the Credit Documentation.

First Lien Senior Facility

The loans under the First Lien Senior Facility will mature in October 2013. The loans under the First Lien Senior Facility will be issued at an original issuance discount of $7.2 million. Principal amounts under the First Lien Senior Facility will be repayable in quarterly installments of approximately $0.3 million for each quarter ending December 31, 2008 through September 30, 2011 and approximately $3.3 million for each quarter ending December 31, 2011 through September 30, 2013, with the balance due in October 2013.

Amounts under the First Lien Senior Facility, at Vonage’s option, will bear interest at:

•

the greater of 4.00% and LIBOR plus, in either case, 12.00%, payable on the last day of each relevant interest period or, if the interest period is longer than three months, each day that is three months after the first day of the interest period and the last day of such interest period, or

•

the greater of 6.75% and the higher of (i) the rate quoted in The Wall Street Journal, Money Rates Section as the Prime Rate as in effect from time to time and (ii) the federal funds effective rate from time to time plus 0.50% plus, in either case, 11.00%, payable on the last day of each month in arrears.

Certain events could trigger prepayment obligations under the First Lien Senior Facility. If Vonage and its subsidiaries have more than $75 million of specified unrestricted cash in any quarter after January 1, 2009, it may be obligated to prepay without premium certain amounts. To the extent Vonage or any of its subsidiaries obtain proceeds from asset sales, insurance/condemnation recoveries or extraordinary receipts, certain prepayments may be required that will be subject to a premium of 8% in year 1, 7% in year 2, 6% in year 3, 5% in year 4 and 3% in the first 10 months of year 5 and no premium thereafter. In addition, any voluntary prepayments or any mandatory prepayments that may be required from proceeds of debt and equity issuances will be subject to a make-whole during the first three years, and thereafter a premium of 5% in year 4 and 3% in the first 10 months of year 5, with the First Lien Senior Facility callable at par thereafter.

Second Lien Senior Facility

The loans under the Second Lien Senior Facility will mature in October 2015. Principal amounts under the Second Lien Senior Facility will be repayable in quarterly installments of $1.8 million commencing the later of: (i) the last day of the fiscal quarter after payment-in-full of amounts under the First Lien Senior Facility and (ii) December 31, 2012, with the balance due in October 2015. Amounts under the Second Lien Senior Facility will bear interest at 20% payable quarterly in arrears and payable in kind, or PIK, beginning December 31, 2008 until the third anniversary of the effective date and thereafter 20% payable quarterly in arrears in cash. If the First Lien Senior Facility has not been refinanced in full by the third anniversary of the effective date, then until such refinancing has occurred 70% of the interest due will be payable in cash with the balance payable in PIK.

After payment-in-full of amounts under the First Lien Senior Facility or in the event mandatory payments are waived by lenders under the First Lien Senior Facility, the Second Lien Senior Facility will be subject to prepayment obligations and premiums consistent with those for the First Lien Senior Facility. Voluntary prepayments for the Second Lien Senior Facility may be made at any time subject to a make-whole.

Revised Convertible Notes

The Revised Convertible Notes will mature in October 2015. Subject to conversion, repayment or repurchase of the Revised Convertible Notes, amounts under the Revised Convertible Notes will bear interest at 20% that accrues and compounds quarterly until October 30, 2011 at which time such accrued interest may be paid in cash. Any accrued interest not paid in cash on such date will continue to bear interest at 20% that accrues and compounds quarterly and is payable in cash on the maturity date of the Revised Convertible Notes. After October 30, 2011, principal on the Revised Convertible Notes will bear interest at 20% payable quarterly in arrears in cash. However, if the First Lien Senior Facility has not been refinanced in full by October 31, 2011, then until such refinancing occurs, the cash interest will be capped at 14% with the balance of 6% accruing and compounding interest quarterly at 20%, to be paid in cash on the maturity date of the Revised Convertible Notes.

Subject to specific limitations and the right of holders to convert prior to such time, Vonage may cause the automatic conversion of the Revised Convertible Notes into common stock on or after the third anniversary of the issue date. The amount of the Revised Convertible Notes that will be subject to Vonage’s automatic conversion right will depend on Vonage’s stock price: (i) if a 30-day volume-weighted average price of Vonage’s common stock is greater than $3.00 per share, then not less than $12.0 million principal amount of the Revised Convertible Notes must remain outstanding after the conversion, (ii) if a 30-day volume-weighted average price of Vonage’s common stock is greater than $4.50 per share, then not less than $6.0 million principal amount of the Revised Convertible Notes must remain outstanding after the conversion and (iii) if a 30-day volume-weighted average price of Vonage’s common stock is greater than $6.00 per share, then Vonage may cause the mandatory conversion of up to all of the then-outstanding Revised Convertible Notes.

Subject to customary anti-dilution adjustments (including triggers upon the issuance of common stock below the market price of the common stock or the conversion price of the Revised Convertible Notes), the Revised Convertible Notes will be convertible into shares of common stock of Vonage at a rate equal to 3,448.2759 shares for each $1,000 principal amount of Revised Convertible Notes, or approximately $0.29 per share. A permanent increase in the conversion rate, resulting in the issuance of additional shares, may occur if a fundamental change occurs.

The issuance and sale of the Revised Convertible Notes will not be registered under the Securities Act of 1933, and the Revised Convertible Notes may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Under a registration rights agreement, Vonage and Vonage America Inc. have agreed to file a shelf registration statement with the Securities and Exchange Commission covering resale of the shares of common stock issuable upon conversion of the Revised Convertible Notes and any shares of common stock held by Silver Point and its affiliates not later than the day after the date funding occurs under the Revised Financing and to use reasonable best efforts to have the registration statement declared effective not later than 60 days after the date the Credit Documentation was executed. Customary additional amounts will be payable for failure to comply with the requirements of the registration rights agreement.

Security

Amounts borrowed under the Revised Financing will be secured by substantially all of the assets of the Credit Parties. The collateral will secure the First Lien Senior Facility on a first lien basis, the Second Lien Senior Facility on a second lien basis and the Revised Convertible Notes on a third lien basis, subject to an intercreditor agreement.

Commencing October 1, 2009, all specified unrestricted cash above $30 million, subject to certain adjustments, will be swept into a concentration account (the “Revised Concentration Account”), and until the balance in the Revised Concentration Account is at least equal to $30 million, the Credit Parties may not access or make any withdrawals from the Revised Concentration Account. Thereafter, with limited exceptions, Vonage America Inc. will have the right to withdraw funds from the Revised Concentration Account in excess of $30 million.

Other Terms and Conditions of the Financing

As a condition to the lenders’ obligation to fund, Vonage must hold a stockholders meeting to obtain stockholder approval of, among other things, the potential issuance of shares of common stock upon the conversion of the Revised Convertible Notes. Vonage has obtained binding agreements from stockholders of Vonage holding in aggregate sufficient votes for stockholder approval, the effect of which agreements is to ensure that such approval will be obtained when required. A special meeting of stockholders is currently scheduled for November 3, 2008, and Vonage expects to fund the Revised Financing as soon as practicable after the special meeting. In addition, the closing of the Revised Financing is subject to a limited number of other conditions.

The Credit Documentation includes customary representations and warranties of the Credit Parties. In addition, Credit Documentation for the Revised Financing contains affirmative and negative covenants that affect, and in many respects may significantly limit or prohibit, among other things, the Credit Parties’ ability to incur, prepay, refinance or modify indebtedness; enter into acquisitions, investments, sales, mergers, consolidations, liquidations and dissolutions; invest in foreign subsidiaries, repurchase and redeem stock; modify material contracts; engage in transactions with affiliates and 5% stockholders; change lines of business; and make marketing expenditures under contracts with a duration in excess of one year that exceed (i) $95 million until December 31, 2009 and (ii) for each quarter thereafter, an amount equal to 20% of consolidated pre-marketing operating income for the four quarters immediately preceding such quarter. Board approval must be obtained for any long-term commitment or series of related long-term commitments that would result in aggregate marketing expenditures by any of the Credit Parties of more than $25 million during the term of the Revised Financing. In addition, Vonage must comply with certain financial covenants, which include a total leverage ratio, senior lien leverage ratios, minimum consolidated adjusted EBITDA, a fixed charge coverage ratio, maximum consolidated capital expenditures, minimum consolidated liquidity and minimum consolidated pre-marketing operating income.

The Credit Documentation contains events of default that may permit acceleration of the debt under the Credit Documentation and a default interest rate of 3% above the interest rate which would otherwise be applicable. If an event of default has occurred, and the debt under the Revised Financing becomes due and payable as a result, such payment will be subject to a make-whole (or the prepayment premium, if applicable to the First Lien Senior Facility in years 4 and 5) and, in the case of the Revised Convertible Notes, liquidated damages payable in the form of shares of common stock for any loss of the option to convert in whole or in part. Conversion rights will continue to exist while the Revised Convertible Notes are outstanding notwithstanding acceleration or maturity, including as a result of a voluntary or involuntary bankruptcy.

Silver Point is entitled to customary board observation rights so long as it beneficially owns at least $4 million of Revised Convertible Notes or the equivalent number of shares of common stock of Vonage based on the applicable conversion rate for the Revised Convertible Notes then in effect. The written approval of Silver Point, as administrative agent, which may not be unreasonably withheld, is required for Vonage to complete certain legal settlements.

Use of Proceeds

Vonage will use the net proceeds of the Revised Financing, plus cash on hand, to repurchase all of the Notes sought pursuant to the Offer. Vonage estimates that it has incurred and will incur aggregate costs in connection with the Revised Financing, including all fees and expenses, of between $28 million and $31 million.

As of the date hereof, there are no plans to repay the Revised Financing prior to maturity, and no alternative financing arrangements or alternative financing plans have been made in the event the Revised Financing described is not available as anticipated.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows.

(a) The section “Interest of Directors and Officers; Transactions and Arrangements Concerning the Notes and Other Material Arrangements—Material Agreements, Arrangements and Understandings between Vonage and Directors and Executive Officers” in the Offer to Purchase is amended by inserting the following at the end thereof:

One or more of our directors, officers and certain stockholders will purchase the Revised Convertible Notes. Further, we have entered into stockholder agreements with certain of our directors, officers and other stockholders, who own in the aggregate more than 50% of the total number of shares of our common stock outstanding on October 16, 2008. Under such agreements, each of these stockholders is contractually obligated to vote its shares in favor of the proposal to approve the potential issuance of shares of common stock upon conversion of the Revised Convertible Notes. These votes will be sufficient to pass the proposal. The information under the heading “Transaction with Related Persons” in our proxy statement on Schedule 14A, filed April 15, 2008, is incorporated herein by reference.

(b) The section “Certain Significant Considerations—The Notes are unsecured.” in the Offer to Purchase is amended and supplemented by inserting the following at the end thereof:

Amounts borrowed under the Revised Financing, including the Revised Convertible Notes, will be primary obligations of or will be guaranteed by all of our U.S. subsidiaries and our U.K. subsidiary and will be secured by substantially all of the assets of our U.S. subsidiaries and U.K subsidiary, including pledges of stock of the guarantors and 65% of the stock of first-tier non U.S. subsidiaries, the cash collateral accounts described below and certain key-man insurance policies, subject to agreed upon exceptions. The collateral will secure the First Lien Senior Facility on a first lien basis, the Second Lien Senior Facility on a second lien basis and the Revised Convertible Notes on a third lien basis, subject to an intercreditor agreement.

(c) The section “Certain Significant Considerations—We may not have the funds to repurchase the Notes on December 16, 2008.” in the Offer to Purchase is amended by deleting and replacing the second sentence with the following:

If we are unable to close the Revised Financing and purchase the Notes tendered pursuant to this Offer, we may not be able to obtain the financing necessary to pay the purchase price in cash for the Notes in the event we are required to repurchase some or all of the Notes upon exercise by the holders of the repurchase rights on December 16, 2008.

(d) The section “Special Note Regarding Forward-Looking Statements” in the Offer to Purchase is amended by deleting the third paragraph in its entirety and replacing it with the following:

We are making you aware that such forward-looking statements, because they relate to future events, are by their very nature subject to many important factors that could cause actual results to differ materially from those contemplated by the forward-looking statements contained in this Statement, any exhibits to this Statement and other public statements we make. Such factors include, but are not limited to: our damaging and disruptive intellectual property and other litigation; our convertible notes, which can be put to us in December 2008; our ability to complete the Revised Financing as described in this Statement; our rate of customer terminations; our history of net operating losses and our need for cash to finance our growth; the competition we face; our dependence on our customers’ existing broadband connections; differences between our service and traditional phone services, including our 911 service; uncertainties relating to regulation of VoIP services; system disruptions or flaws in our technology; the risk that VoIP does not gain broader acceptance; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our Annual Reports on Form 10-K, as well as in our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

(e) The section “Material United States Federal Income Tax Consequences” in the Offer to Purchase is amended by deleting the fourth paragraph in its entirety and replacing it with the following:

Holders who tender Notes and participate in the Revised Financing are urged to consult their tax advisors as to the possible application of U.S. federal income tax rules that would defer recognition of loss on a sale of the Notes.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibit:

(a)(5)(vi)	Press Release announcing amendment of Financing Condition, dated October 22, 2008.

(b)(1)	First Lien Credit and Guaranty Agreement, dated as of October 19, 2008 among Vonage Holdings Corp., Vonage America Inc., as borrowers, certain subsidiaries of Vonage Holdings Corp., as guarantors, various lenders, and Silver Point Finance, LLC, as Administrative Agent, Collateral Agent and Lead Arranger.

(b)(2)	First Lien Pledge and Security Agreement, dated as of October 19, 2008 among Vonage Holdings Corp., Vonage America Inc. and certain subsidiaries of Vonage Holdings Corp., as grantors, and Silver Point Finance, LLC, as Collateral Agent.

(b)(3)	Second Lien Credit and Guaranty Agreement, dated as of October 19, 2008 among Vonage Holdings Corp., Vonage America Inc., as borrowers, certain subsidiaries of Vonage Holdings Corp., as guarantors, various lenders, and Silver Point Finance, LLC, as Administrative Agent, Collateral Agent and Lead Arranger.

(b)(4)	Second Lien Pledge and Security Agreement, dated as of October 19, 2008 among Vonage Holdings Corp., Vonage America Inc. and certain subsidiaries of Vonage Holdings Corp., as grantors, and Silver Point Finance, LLC, as Collateral Agent.

(b)(5)	Third Lien Note Purchase Agreement dated as of October 19, 2008 among Vonage Holdings Corp., Vonage America Inc., as co-issuers, certain subsidiaries of Vonage Holdings Corp., as guarantors, various purchasers, and Silver Point Finance, LLC, as Note Agent and Collateral Agent.

(b)(6)	Third Lien Pledge and Security Agreement, dated as of October 19, 2008 among Vonage Holdings Corp., Vonage America Inc. and certain subsidiaries of Vonage Holdings Corp., as grantors, and Silver Point Finance, LLC, as Collateral Agent.

(d)(24)	Form of Voting Agreement, dated as of September 28, 2008 between Vonage Holdings Corp. and certain Stockholders.

(d)(25)	Form of 20.00% Senior Secured Third Lien Notes due 2015 issued by Vonage Holdings Corp. and Vonage America Inc.

(d)(26)	Registration Rights Agreement, dated as of October 19, 2008, among Vonage Holdings Corp., Vonage America Inc. and purchasers of 20.00% Senior Secured Third Lien Notes due 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VONAGE HOLDINGS CORP.

By:	/s/ John S. Rego
Name:	John S. Rego
Title:	Executive Vice President, Chief
Financial Officer and Treasurer

Dated: October 22, 2008

Exhibit Index

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated July 30, 2008.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Letter to holders of Notes from Vonage Holdings Corp., dated August 19, 2008.*

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(i)	Press Release announcing Commencement of Offer, dated July 30, 2008.*

(a)(5)(ii)	Press Release announcing Extension of Offer, dated August 27, 2008.*

(a)(5)(iii)	Press Release announcing Extension of Offer, dated September 16, 2008.*

(a)(5)(iv)	Press Release announcing Extension of Offer, dated September 30, 2008.*

(a)(5)(v)	Press Release announcing Extension of Offer, dated October 16, 2008.*

(a)(5)(vi)	Press Release announcing amendment of Financing Condition, dated October 22, 2008.

(b)(1)	First Lien Credit and Guaranty Agreement, dated as of October 19, 2008 among Vonage Holdings Corp., Vonage America Inc., as borrowers, certain subsidiaries of Vonage Holdings Corp., as guarantors, various lenders, and Silver Point Finance, LLC, as Administrative Agent, Collateral Agent and Lead Arranger.

(b)(2)	First Lien Pledge and Security Agreement, dated as of October 19, 2008 among Vonage Holdings Corp., Vonage America Inc., and certain subsidiaries of Vonage Holdings Corp., as grantors, and Silver Point Finance, LLC, as Collateral Agent.

(b)(3)	Second Lien Credit and Guaranty Agreement, dated as of October 19, 2008 among Vonage Holdings Corp., Vonage America Inc., as borrowers, certain subsidiaries of Vonage Holdings Corp., as guarantors, various lenders, and Silver Point Finance, LLC, as Administrative Agent, Collateral Agent and Lead Arranger.

(b)(4)	Second Lien Pledge and Security Agreement, dated as of October 19, 2008 among Vonage Holdings Corp., Vonage America Inc. and certain subsidiaries of Vonage Holdings Corp., as grantors, and Silver Point Finance, LLC, as Collateral Agent.

(b)(5)	Third Lien Note Purchase Agreement dated as of October 19, 2008 among Vonage Holdings Corp., Vonage America Inc., as co-issuers, certain subsidiaries of Vonage Holdings Corp., as guarantors, various purchasers, and Silver Point Finance, LLC, as Note Agent and Collateral Agent.

(b)(6)	Third Lien Pledge and Security Agreement, dated as of October 19, 2008 among Vonage Holdings Corp., Vonage America Inc. and certain subsidiaries of Vonage Holdings Corp., as grantors, and Silver Point Finance, LLC, as Collateral Agent.

(d)(3)	Stock Purchase Warrant To Purchase Common Stock of Vonage Holdings Corp. (incorporated by reference as Exhibit 4.3 to Amendment No. 4 to Vonage Holdings Corp.’s Registration Statement on Form S-1 (File No. 333-131659) filed on April 28, 2006).*

(d)(4)	Stock Purchase Warrant To Purchase Shares of Series A-2 Convertible Preferred Stock, par value $.001 per share of Vonage Holdings Corp. (incorporated by reference as Exhibit 4.4 to Amendment No. 4 to Vonage Holdings Corp.’s Registration Statement on Form S-1 (File No. 333-131659) filed on April 28, 2006).*

(d)(5)	2001 Stock Incentive Plan of Vonage Holdings Corp. (incorporated by reference as Exhibit 10.1 to Amendment No. 1 to Vonage Holdings Corp.’s Registration Statement on Form S-1 (File No. 333-131659) filed on April 7, 2006).*

(d)(6)	Form of Incentive Stock Option Agreement under the 2001 Stock Incentive Plan (incorporated by reference as Exhibit 10.2 to Amendment No. 1 to Vonage Holdings Corp.’s Registration Statement on Form S-1 (File No. 333-131659) filed on April 7, 2006).*

(d)(7)	Form of Nonqualified Stock Option Agreement for Employees under the 2001 Stock Incentive Plan (incorporated by reference as Exhibit 10.3 to Amendment No. 1 to Vonage Holdings Corp.’s Registration Statement on Form S-1 (File No. 333-131659) filed on April 7, 2006).*

(d)(8)	Form of Nonqualified Stock Option Agreement for Outside Directors under the 2001 Stock Incentive Plan (incorporated by reference as Exhibit 10.4 to Amendment No. 1 to Vonage Holdings Corp.’s Registration Statement on Form S-1 (File No. 333-131659) filed on April 7, 2006).*

(d)(9)	2006 Incentive Plan (incorporated by reference as Exhibit 10.20 to Amendment No. 4 to Vonage Holdings Corp.’s Registration Statement on Form S-1 (File No. 333-131659) filed on April 28, 2006).*

(d)(10)	Form of Restricted Stock Unit Agreement under the Vonage Holdings Corp. 2006 Incentive Plan (incorporated by reference as Exhibit 10.27 to Vonage Holding Corp.’s Annual Report on Form 10-K (File No. 001-32887) filed on April 17, 2007).*

(d)(11)	Form of Nonqualified Stock Option Agreement under the Vonage Holdings Corp. 2006 Incentive Plan (incorporated by reference as Exhibit 10.28 to Vonage Holding Corp.’s Annual Report on Form 10-K (File No. 001-32887) filed on April 17, 2007).*

(d)(12)	Form of Restricted Stock Agreement under the Vonage Holdings Corp. 2006 Incentive Plan (incorporated by reference as Exhibit 10.29 to Vonage Holding Corp.’s Annual Report on Form 10-K (File No. 001-32887) filed on April 17, 2007).*

(d)(13)	Form of Restricted Stock Agreement under the Vonage Holdings Corp. 2006 Incentive Plan for Non-Employee Directors (incorporated by reference as Exhibit 10.30 to Vonage Holding Corp.’s Annual Report on Form 10-K (File No. 001-32887) filed on April 17, 2007).*

(d)(14)	Form of Nonqualified Stock Option Agreement under the Vonage Holdings Corp. 2006 Incentive Plan for Non-Employee Directors (incorporated by reference as Exhibit 10.31 to Vonage Holding Corp.’s Annual Report on Form 10-K (File No. 001-32887) filed on April 17, 2007).*

(d)(15)	Non-Executive Director Compensation Program effective July 1, 2008 (incorporated by reference as Exhibit 10.3 to Vonage Holding Corp.’s Quarterly Report on Form 10-Q (File No. 001-32887) filed on May 12, 2007).*

(d)(16)	Third Amended and Restated Investors’ Rights Agreement, as amended, dated April 27, 2005, among Vonage Holdings Corp. and the signatories thereto (incorporated by reference to Amendment No. 4 to Vonage Holdings Corp.’s Registration Statement on Form S-1 (File No. 333-131659) filed on April 28, 2006).*

(d)(17)	Written Consent of Vonage Holdings Corp. and Certain Stockholders to the amendment to the Third Amended and Restated Investors’ Rights Agreement dated April 27, 2005, as amended, dated November 13, 2006 (incorporated by reference to Vonage Holding Corp.’s Current Report on Form 8-K (File No. 001-32887) filed on November 14, 2006).*

(d)(18)	Employment Agreement dated as of July 29, 2008 by and between Vonage Holdings Corp. and Marc P. Lefar (incorporated by reference as Exhibit 10.1 to Vonage Holding Corp.’s Current Report on Form 8-K filed on August 4, 2008).*

(d)(19)	Form of Nonqualified Stock Option Agreement for Marc P. Lefar under the Vonage Holdings Corp. 2006 Incentive Plan (incorporated by reference as Exhibit 10.3 to Vonage Holding Corp.’s Current Report on Form 8-K filed on August 4, 2008).*

(d)(20)	Separation Agreement and General Release dated as of July 29, 2008 by and between Vonage Holdings Corp. and Jeffrey A. Citron (incorporated by reference as Exhibit 10.4 to Vonage Holding Corp.’s Current Report on Form 8-K filed on August 4, 2008).*

(d)(21)	Consulting Agreement dated as of July 29, 2008 by and between Vonage Holdings Corp. and KEC Holdings LLC (incorporated by reference as Exhibit 10.5 to Vonage Holding Corp.’s Current Report on Form 8-K filed on August 4, 2008).*

(d)(22)	Form of Nonqualified Stock Option Agreement for Jeffrey A. Citron under the Vonage Holdings Corp. 2006 Incentive Plan (incorporated by reference as Exhibit 10.6 to Vonage Holding Corp.’s Current Report on Form 8-K filed on August 4, 2008).*

(d)(23)	Form of Voting Agreement, dated as of August 19, 2008 between Vonage Holdings Corp. and certain Stockholders.*

(d)(24)	Form of Voting Agreement, dated as of September 28, 2008 between Vonage Holdings Corp. and certain Stockholders.

(d)(25)	Form of 20.00% Senior Secured Third Lien Notes due 2015 issued by Vonage Holdings Corp. and Vonage America Inc.

(d)(26)	Registration Rights Agreement, dated as of October 19, 2008, among Vonage Holdings Corp., Vonage America Inc. and purchasers of 20.00% Senior Secured Third Lien Notes due 2015.

(g)	None.

(h)	None.

*	Previously Filed.